CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 1 of 9 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

(Rule 13d-101)
Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed pursuant to
Rule 13d-2(a)

Crow Technologies 1977 Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.25 per share
(Title of Class of Securities)

M-26744-10-8
(CUSIP Number)

Zvi Fisher, Adv.
Yoram L. Cohen, Ashlagi, Fisher, Eshel
2 Weitzman Street, Tel Aviv 64239, Israel
972-3-693-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shmuel Melman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC Use Only
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,180,714
	8	SHARED VOTING POWER 1,469,757 [see note at Item 5 below]
	9	SOLE DISPOSITIVE POWER 1,180,714
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 2,650,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.62%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 3 of 9 Pages

Item 1.	Security and Issuer.

(a)	Issuer: Crow Technologies 1977 Ltd. (“Crow”).

(b)	Shares: Ordinary Shares (the “Shares”), par value NIS 0.25 per share.

(c)	Address: 12 Kineret Street, Airport City, Israel.

Item 2.	Identity and Background.

(a)	Shareholder: Mr. Shmuel Melman.

(b)	Address: 64 Pinkas Street Tel-Aviv.

(c)	Occupation: Director and CEO.

(d)	During the last five years, Mr. Melman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Melman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Israeli

Item 3.	Source and Amount of Funds or Other Consideration.

Not Relevant.

Item 4.	Purpose of Transaction.

The transaction reported herein in Schedule I was consummated for disposition purposes.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, there are 4,372,275 Shares outstanding. Shmuel Melman owns directly 1,180,714 Shares constituting 27% of the Outstanding Shares of Crow.

(b)	(i) Mr. Melman may be deemed the beneficial owner of additional 1,469,757 Shares by virtue of a shareholders agreement by and between Melman, and three other shareholders of Crow (one shareholder, Sender Holdings, holds directly 397,352 Shares; another shareholder, Adv. Asher Barak, as a Trustee for Mr. Jacob Eilenberg, holds directly 1,066,666 Shares; and the third shareholder, Abram J. Silver, holds directly 5,739 Shares), according to which they shall vote together with regards to appointment of directors to the Board of Directors of Crow.

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 4 of 9 Pages

(ii) According to subsections (b)(i) above, Mr. Melman may be deemed the beneficial owner of a total of 2,650,471 Shares constituting 60.62% of the Outstanding Shares of Crow.

(c)	See Schedule I herein. Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

(d)	Except as stated above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Shares beneficially owned by Mr. Melman.

Note: The total of 2,650,471 Shares mentioned above was calculated based on the holdings of the abovementioned three other shareholders of Crow (Sender Holdings, Abram J. Silver and Adv. Asher Barak, as a Trustee for Mr. Jacob Eilenberg), which are known to Melman, and did not take into consideration any additional Shares which may be beneficially owned by such three shareholders of Crow, of which Melman has no knowledge.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

1)	See Schedule I herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Melman and any person with respect to any securities of Crow, including but not limited to transfer or voting of any of the securities of Crow, finders’ fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

1. Schedule of Disposition
2. The shareholders agreement mentioned in Schedule 1 herein, (incorporated by reference to Exhibit A of form 13D filed by Shmuel Melman on August 5, 2004).
3. Share Purchase Agreement dated as of September 12, 2006 between the Issuer and Fortissimo Capital G.P., L.P. and its affiliated entities (incorporated by reference to Exhibit A to the Issuer’s Proxy Statement on Schedule 14A filed on September 28, 2006).
4. Agreement, dated February 14, 2007 by and among the Issuer, Fortissimo Capital G.P., L.P. and its affiliated entities and certain selling shareholders of the Issuer, including the Reporting Person.

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 5 of 9 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2007

Shmuel Melman ——————————————

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 6 of 9 Pages

Schedule I

SCHEDULE OF DISPOSITION

        On September 12, 2006, the Issuer executed a share purchase agreement (the “SPA”), with Fortissimo Capital G.P., L.P. and its affiliated entities (the “Investors”) and certain shareholders of the Issuer, including the Reporting Person, with respect to the sale of shares of the Issuer. On February 14, 2007, the parties thereto entered into an agreement (the “Agreement”) revising the terms of the SPA. Pursuant to the terms of Agreement, the Investors consummated the purchase from certain selling shareholders of the Issuer (the “Selling Shareholders”), of an aggregate of 548,723 Ordinary Shares, 281,000 of which were of the reporting Person. The proposed acquisition of newly issued shares directly from the Issuer was cancelled in accordance with the terms of the Agreement, attached hereto as Exhibit 4. The Shareholder Agreement by and among Shmuel Melman, Abraham Silver, Sender Holdings Inc. and Jacob Eilenberg, attached as Exhibit 2, shall remain in effect.

The selling shareholders, the number of shares acquired from each shareholder and the amounts paid for the shares appears in the chart below:

Name	Mr. Shmuel Melman		Mr. Abram Silver		Equity MY Ltd.		Mr. Jacob Batchon
	Share Amount	Dollar Amount	Share Amount	Dollar Amount	Share Amount	Dollar Amount	Share Amount	Dollar Amount

Fortissimo Capital
Fund, L.P.	10,023	$75,173	7,811	$58,583	1,560	$11,700	178	$1,335
Fortissimo Capital Fund (Israel), L.P.	252,820	$1,896,150	197,038	$1,477,785	39,338	$295,035	4,499	$33,743
Fortissimo Capital Fund (Israel-DP), L.P.	18,157	$136,177	14,151	$106,132	2,825	$21,188	323	$2,422
Total	281,000	$2,107,500	219,000	$1,642,500	43,723	$327,923	5,000	$37,500

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 7 of 9 Pages

Schedule 4

AGREEMENT

This Agreement (this “Agreement”) is entered into effective as of this 14th day of February, 2007 (the “Effective Date”) by and among Crow Technologies 1977 Ltd., a company organized under the laws of the State of Israel, with headquarters located at 12 Kineret Street, Airport City, Israel (the “Company”), Mr. Shmuel Melman (“Melman”), Mr. Abram Silver and Sender Holdings Inc. (collectively, “Silver”), Equity MY Ltd. (“Jacobson”), Mr. Jacob Batchon (“Batchon” and together with Melman, Silver and Jacobson, the (“Sellers”)) and the Buyers, as defined in that certain Share Purchase Agreement dated September 12, 2006 by and between the Sellers, the Company and the Buyers (the “Share Purchase Agreement”). The Sellers, the Company and the Buyers shall be referred to hereinafter collectively as the “Parties” and each of them a “Party”.

Whereas	the Parties entered into that Share Purchase Agreement; and

Whereas	without admitting any liability or making any admissions on the part of either Party, the Parties would like to amend the Share Purchase Agreement as more fully set forth below.

1.	All capitalized terms herein shall have the meaning ascribed to them in the Share Purchase Agreement and in the exhibits and schedules attached thereto, unless the text herein specifies otherwise.

2.	Notwithstanding the provisions of the Share Purchase Agreement, the Parties agree that the Company shall not sell the Purchased Company Shares to the Buyers and the Buyers shall not pay the Company Purchase Price to the Company. The closing of the sale by the Sellers and purchase by the Buyers of the Purchased Seller Shares shall be take place on February 14, 2007 (the “Closing”).

3.	As a result of no sale to the Buyers of the Purchased Company Shares, no representation, warranty or undertaking has, is or shall be given to the Buyers, or anyone on their behalf, by the Company, or by anyone on its behalf, in connection with the Share Purchase Agreement and any ancillary document thereto and the only sections of the Share Purchase Agreement which shall be in force and effect are as follows (and only in respect of the Purchased Seller Shares and Seller Purchase Price, where applicable): Sections 1.1(ii), 1.2 and 1.4, 2 (including 2.7 only in respect of the rights of the Sellers), provided that such representations and warranties are made solely to the Sellers, 4, 5.1(d), 5.1(f), 5.1(h), 5.1(i), 5.3 and 8 (as far as such provisions relate to the Buyers and Sellers). All other sections of the Share Purchase Agreement shall be deemed null and void and shall have no effect.

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 8 of 9 Pages

4.	Notwithstanding anything contrary in the Share Purchase Agreement, each of the Parties shall bear its own expenses and costs in connection with the transactions contemplated by the Share Purchase Agreement and this Agreement.

5.	The Purchased Seller Shares shall entitle the Buyers to all ordinary rights to which all shareholders of the Company are entitled to by the applicable law and according to the Articles of Association of the Company. In addition, the Buyers, collectively, shall be entitled, for as long as they hold, collectively, shares of the Company, constituting more than 7.5% of the issued and outstanding share capital of the Company, to appoint one (1) observer, who shall be entitled to all information distributed to members of the board prior to the board of directors’ meetings in a timely manner and to participate in all such board of directors’ meetings, subject to signing the standard non – compete and confidentiality undertaking towards the Company.

6.	For the avoidance of doubt, the Shareholders’ Agreement currently in effect by and among Melman, Silver, Sender Holdings Inc. and Mr. Eilenberg shall continue to have full force and effect and shall not be replaced by the form of Shareholders’ Agreement attached to the Share Purchase Agreement as Schedule 5.1(e).

7.	In exchange for the above and subject thereto, the Parties hereby irrevocably and absolutely releases, acquits and forever discharge each other and their respective subsidiaries, shareholders, directors, officers, agents, successors, assigns and employees (the “Released Parties”), of and from any and all actions, causes of action, claims, liabilities, demands, damages, costs, expenses, judgments, attorneys’ fees, indemnities, debts, duties, suits and obligations of every kind, nature and description whatsoever, known and unknown, disclosed and undisclosed (hereinafter referred to collectively as “Claims”), arising out of or in any way related to the amendment of the Share Purchase Agreement by this Agreement.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

—————————————— CROW TECHNOLOGIES 1977 LTD. By: Shmuel Melman Chief Executive Officer

—————————————— SHMUEL MELMAN	—————————————— ABRAHAM SILVER

—————————————— JACOB BATCHON

CUSIP No. M-26744-10-8	SCHEDULE 13D/A	Page 9 of 9 Pages

—————————————— SENDER HOLDINGS INC. By: Asher Barak Title: Director	—————————————— EQUITY MY LTD. By: Meir Jacobson Title: Director

—————————————— FORTISSIMO CAPITAL FUND, L.P. FORTISSIMO CAPITAL FUND (ISRAEL), L.P. FORTISSIMO CAPITAL FUND (ISRAEL-DP), L.P.

By: Fortissimo Capital Fund GP, L.P.,
its General Partner
By: Fortissimo Capital (GP) Management Ltd.,
its General Partner
By: Yuval Cohen, Director